UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 11, 2025

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 11, 2025, CW Petroleum Corp, a Wyoming corporation (the “Company”), issued a press release announcing a decrease in its authorized shares of Common Stock from 300,000,000 to 150,000,000 shares. The press release is attached hereto as Exhibit 99.1.

The furnishing of the press release is not an admission as to the materiality of any information therein. The information contained in the press release is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time by press release or otherwise. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosures.

The information in this Item 9 of this Form 1-U and the press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 9 and in the press release shall not be incorporated by reference into any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit No.	Exhibit Title
99.1	Press Release Dated August 11, 2025

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date:	August 11, 2025	By:	/s/ Christopher Williams
		Name:	Christopher Williams, CEO

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